SE( MISSION

10028917

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Resource Horizons Group, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Church Street Ext. NE, 3rd Flr

(No. and Street)

Marietta	GA	30060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Miller   770-319-1970

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION



INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs P.C.

(Name – *if individual, state last, first, middle name*)

316 Alexander St SE, Suite 4	Marietta	GA	300640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID K. MILLER _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RESOURCE HORIZONS GROUP, L.L.C. _____, as of DECEMBER 31 _____, 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Notary Public

_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's report on internal accounting structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

required by SEC Rule 17a-5.

RESOURCE HORIZONS GROUP, L.L.C.

(A Limited Liability Company,
Wholly Owned by
Resource Horizons Holding Company, L.L.C.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

CONTENTS

	EXHIBIT
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	A
STATEMENT OF OPERATIONS	B
STATEMENT OF CHANGES IN MEMBER'S EQUITY	C
STATEMENT OF CASH FLOWS	D
NOTES TO FINANCIAL STATEMENTS	

	SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	1
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	2
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES	3
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	

INDEPENDENT AUDITOR'S REPORT

To the Member
Resource Horizons Group, L.L.C.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Resource Horizons Group, L.L.C., (a Delaware Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Horizons Group, L.L.C., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 25, 2010

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
Cash & Cash Equivalents	$ 319,331	$ 387,558
Deposit with Clearing Organization	75,000	75,000
Prepaid Expenses	51,136	43,824
Receivable from Clearing Organizations	193,835	125,477
Other Receivable	15,310	10,141
Advances to Related Party	1,356,479	1,439,436
TOTAL ASSETS	$ 2,011,092	$ 2,081,436
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued Expenses	2,802	11,409
Commissions Payable	210,880	137,246
TOTAL LIABILITIES	213,682	148,655
MEMBER'S EQUITY	1,797,410	1,932,782
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,011,092	$ 2,081,436

The Accompanying Notes are an Integral Part of these Financial Statements

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF OPERATIONS

	Year Ended	
	December 31, 2009	December 31, 2008
REVENUE		
Commissions	$ 6,337,205	$ 8,224,762
Interest and Other Income	10,395	6,005
Total Revenue	$ 6,347,600	$ 8,230,767
COSTS AND EXPENSES		
Employee Compensation & Benefits, net	5,310,167	6,922,971
Communications & Data Processing	23,865	30,506
Management Fees	900,000	1,020,000
Other Expenses	248,939	307,371
Total Costs and Expenses	$ 6,482,971	$ 8,280,848
NET LOSS	$ (135,371)	$ (50,081)

Exhibit C

RESOURCE HORIZONS GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's Equity
BALANCE - December 31, 2007	$ 1,982,862
2008 Net loss	(50,081)
BALANCE - December 31, 2008	1,932,781
2009 Net loss	(135,371)
BALANCE - December 31, 2009	$ 1,797,410

	December 31, 2009	December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (135,371)	$ (50,081)
Adjustments to Reconcile Net Loss to		
Net Cash Used in Operating Activities:		
(Increase) Decrease in Operating Assets:		
Receivable from Clearing Organizations	(68,358)	21,688
Other Receivables	(5,169)	(10,141)
Advances to Related Parties	82,958	(155,452)
Prepaid Expenses	(7,312)	(4,571)
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	73,634	(3,637)
Accrued Expenses	(8,607)	7,893
NET CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES	$ (68,226)	$ (194,302)
DECREASE IN CASH AND		
CASH EQUIVALENTS	(68,226)	(194,302)
CASH AND CASH EQUIVALENTS:		
BEGINNING OF YEAR	387,557	581,859
END OF YEAR	$ 319,331	$ 387,557

RESOURCE HORIZONS GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed May 18, 2000, primarily for the purpose of qualifying and operating as a broker-dealer engaged in various financial businesses including the trading and brokerage of equity and debt securities, the sale of mutual funds and other investment products and investment management services. It is wholly owned by Resource Horizons Holding Company, L.L.C., The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions.

B. Maintenance and repairs are charged to income, and renewals and betterments of property are capitalized.

C. Commission income and the related expense are recorded on a settlement date basis. The Company recognizes a receivable of investment company fees to the extent of the related commissions payable and is included in receivable from clearing organization and commissions payable.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates-The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

RESOURCE HORIZONS GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

G. Resource Horizons Group, L.L.C. clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

H. Expense Sharing Agreement - The Company has an expense sharing agreement with its parent company, Resource Horizons Holding Company, L.L.C. (the "parent"). The two companies share certain expenses, such as employees, office space, insurance, telephone and computer equipment and other expenses. The Company paid the parent $900,000 and $1,020,000 in 2009 and 2008, respectively, under this arrangement.

2. CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of deposits at banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. RELATED PARTY TRANSACTIONS

An affiliate of the Company collects, on behalf of the Company as required by various state statutes, all of the commissions generated by registered representatives of the Company for variable and universal insurance products. The affiliate forwards all such commission income to the Company. The Company then pays the related commission expense associated with these transactions to the registered representatives.

An affiliate of the Company is an SEC Registered Investment Advisory firm. The Company acts as the paying agent for the affiliate's fee expenses paid to the registered representatives.

The majority of the Company's operating expenses, excluding commission expense, are paid by the parent in accordance with the agreement noted in Note 1. The Company has no employees. All personnel used by the Company are employees of the parent. The Company has advanced funds to the parent during the year for cash flow purposes. At December 31, 2009 and 2008, the parent owed the Company $1,268,807 and $1,418,807 respectively, which is included in advances to related party.

4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2009, the Company had net capital of $370,870, which was $270,870 in excess of its required net of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.5762 to 1.

RESOURCE HORIZONS GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2009

TOTAL MEMBER'S EQUITY FROM
STATEMENT OF FINANCIAL CONDITION $ 1,797,410

LESS NON-ALLOWABLE ASSETS

   Advances to Related Party   (1,356,479)
   Prepaid Expenses   (51,136)
   Other Assets   (15,311)
     Subtotal Non Allowable Assets   (1,422,926)

Less: Haircut on Money Market   (3,614)

NET CAPITAL $ 370,870

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31 2009
There is no significant difference between net capital as reported in Part II A of Form X-17A-5 and net capital as reported above.

RESOURCE HORIZONS GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2009

AGGREGATE INDEBTEDNESS

Accrued Expenses	$	2,802
Commissions Payable		210,880
TOTAL AGGREGATE INDEBTEDNESS	$	213,682
RATIO – Aggregate Indebtedness to Net Capital	$	0.57616

BASIC NET CAPITAL REQUIREMENT

Net Capital (Schedule 1)	$	370,870
Minimum Net Capital Requirement (See Note A below) ($213,682 x 6 2/3% = $14,252)		100,000
EXCESS NET CAPITAL	$	270,870

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $100,000.

RESOURCE HORIZONS GROUP, LLC
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2009

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2009.

The Company had no liabilities subordinated to the claims of creditors during 2009.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Member
Resource Horizons Group, L.L.C.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Resource Horizons Group, L.L.C., for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 25, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Resource Horizons Group, L.L.C.
Marietta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Resource Horizons Group, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Resource Horizons Group, L.L.C. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Resource Horizons Group, L.L.C. management is responsible for the Resource Horizons Group, L.L.C. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as recorded on the Company's general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 comparing the audited Form X-17A-5 less the first quarter FOCUS report, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers compared applicable line items in the FOCUS report for the period January 31, 2009 to March 31 2009 to the applicable lines on the audited Form X-17A-5, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as calculated by us in our workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC
February 25, 2010